蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

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ROBERT G. DELAMATER
CHUN WEI

RESIDENT PARTNERS
ADMITTED IN NEW YORK

02 AUG 20 AM 11:01

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Nine Queen's Road Central
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MELBOURNE • SYDNEY
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02049423

August 19, 2002


SUPPL

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being

dlw 8/27

furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Shek

(Enclosures)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 19, 2002

A. Announcement in relation to the results for the six months ended June 30, 2002, dated August 13, 2002.

Document A File No. 82-4021



TSINGTAO BREWERY COMPANY LIMITED

(A sino-foreign joint stock limited company incorporated in People's Republic of China)

RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(I) FINANCIAL STATEMENTS

(Prepared under HK GAAP)

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(EXPRESSED IN THOUSANDS OF RMB EXCEPT FOR PER SHARE DATA)

	Note(s)	For the six months ended 30th June, 2002 (Unaudited)	For the six months ended 30th June, 2001 (Unaudited)
Turnover	2	3,162,548	2,422,579
Cost of sales	2	(2,071,868)	(1,642,328)
Gross profit		1,090,680	780,251
Other revenue, net		(8,848)	19,402
Distribution and selling expenses		(502,248)	(381,612)
General and administrative expenses		(301,240)	(240,847)
Profit from operations		278,344	177,194
Finance income		6,434	7,223
Finance costs		(80,075)	(64,695)
Share of (loss) profit of associated companies		(2,843)	1,079
Profit before tax		201,860	120,801
Taxation	3	(56,871)	(35,367)
Profit before minority interests		144,989	85,434
Minority interests		(31,672)	(16,532)
Profit attributable to shareholders	4	113,317	68,902
Dividends	5	(110,000)	(100,000)
Earnings per share – Basic	6	RMB0.1133	RMB0.0712
Earnings per share – Fully Diluted	6	N/A	N/A

CONDENSED BALANCE SHEETS
AS AT 30TH JUNE, 2002

(EXPRESSED IN THOUSANDS OF RMB)

	30th June, 2002 (Unaudited)	31st December, 2001
Non-current assets	6,152,546	6,015,898
Current assets	2,769,805	2,196,715
Total assets	8,922,351	8,212,613

	30th June, 2002 (Unaudited)	31st December, 2001
Current liabilities	4,948,697	4,240,991
Long-term liabilities	227,287	259,300
Minority interests	670,627	630,778
Shareholders' equity	3,075,740	3,082,553
Total liabilities and shareholders' equity	8,922,351	8,212,613

1. **PRINCIPAL ACCOUNTING POLICIES**

a. **Basis of presentation**

The condensed interim consolidated financial statements of the Company and its subsidiaries (collectively referred to as the "Group" below) are prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The condensed financial statements are unaudited, but they have been reviewed by the audit committee of the Company.

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of subsidiaries acquired or disposed of during the period are included in the condensed consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate. All significant intra-group transactions and balances have been eliminated on consolidation.

b. **Adoption of Statements of Standard Accounting Practice**

In 2002, the Group has adopted, for the first time, the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants:

SSAP 1 (revised)	Presentation of financial statements
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 25 (revised)	Interim financial reporting
SSAP 34	Employee benefits

The cash flow statement for the current period was prepared in accordance with the requirement of SSAP 15 (revised) "Cash flow statements". Other than this, management considers that the adoption of the above SSAPs have no material impact on the financial statements of the Group.

Except for the adoption of the above mentioned new SSAPs, the accounting policies adopted by the Group during the six months ended 30th June, 2002 are basically in line with those adopted in prior year.

2. **RELATED PARTY TRANSACTIONS**

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

a. For the six months ended 30th June, 2002, the Group had the following material transactions with related parties:

	For the six months ended 30th June, 2002 (Unaudited) RMB'000	For the six months ended 30th June, 2001 (Unaudited) RMB'000
Sales to associated companies	622	3,303
Sales to related companies (with the same key management personnel as the Group)	36,046	32,546
Purchases from an associated company	–	1,768
Purchases from related companies (with the same key management personnel as the Group)	8,388	11,709
Equipment and installation services provided by a related company (with the same key management personnel as the Group)	156	12,971

All transactions with related parties are made in the ordinary course of business and on the basis of estimated market value of the transactions as determined by the directors of the Group and the related parties.

(i) Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the period.

(ii) PRC Enterprise Income Tax is provided on the assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April, 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to profits tax at 15% effective from the date of establishment of the Company. This rate will remain effective until and unless the enterprise income tax law and regulations change otherwise. The Company received a confirmation from the Qingdao Ministry of Finance on 23rd March, 1997, stating that this preferential tax treatment would not be terminated until further notice.

Tsingtao Brewery (Sanshui) Company Limited, Tsingtao Brewery (Chenzhou) Company Limited, Shenzhen Tsingtao Beer Asahi Company Limited and Beijing Five Star Tsingtao Beer Company Limited were approved as foreign invested enterprises and therefore, they are exempt from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years.

Tsingtao Brewery (Zhuhai) Company Limited was established and operates in the Zhuhai Special Economic Zone, accordingly, it is subject to EIT at a rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a rate of 33% based on their respective assessable income for the year.

(iii) Write-back of deferred tax assets

According to the current EIT Regulations, taxpayers can apply to the relevant tax bureaus to claim deduction of bad debts expense for EIT assessment when certain criteria are fulfilled. As at 31st December, 2001, the Group had applied to relevant tax bureau to claim a deduction of bad debt expense of approximately RMB19,830,000 from their assessable income. Approximately RMB2,975,000 related tax effect was recognised as a deferred tax asset. As at 30th June, 2002, the claim has not yet been approved by the relevant tax bureaus. Management considered the related deferred tax assets would not be likely to crystallise in the foreseeable future and thus is reversed in the current period based on the prudent accounting principle.

(iv) As part of the business combinations and acquisition activities undertaken by the Group in prior years, the Group entered into agreements with the relevant municipal governments. Under the terms of these agreements, the newly established subsidiaries can enjoy various financial incentives granted by the relevant municipal governments, including financial subsidies computed based on the amount of various taxes paid by the subsidiaries. The financial subsidies granted based on EIT paid by the Group were approximately RMB1,537,000 for the six months ended 30th June, 2002 (30th June, 2001: RMB3,711,000).

Pursuant to Documents Guofa [2000] No.2 issued by the State Council of the PRC in January 2000 and CaiShui [2000] No.99 issued by the Ministry of Finance of the PRC in July 2000, the above financial subsidies granted by municipal governments to the subsidiaries might cease to be available to the subsidiaries in the future. However, the Company's directors are not aware of any reasons that the said financial subsidies will not be available to the subsidiaries in the future.

4. **PROFIT ATTRIBUTABLE TO SHAREHOLDERS**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(EXPRESSED IN THOUSANDS OF RMB)

		For the six months ended 30th June, 2002 *(Unaudited)*	For the six months ended 30th June, 2001 *(Unaudited)* *(Note 12)*
Net cash inflow from operating activities		678,536	356,206
Net cash outflow from investing activities		(280,003)	(387,911)
Net cash inflow (outflow) before financing activities		398,533	(31,705)
Net cash (outflow) inflow from financing activities		(33,173)	419,263
Increase in cash and cash equivalents		365,360	387,558
Cash and cash equivalents, beginning of period		502,110	499,012
Effect of translation differences		(128)	(2)
Cash and cash equivalents, end of period	(a)	867,342	886,568

(a) Cash and cash equivalents do not include short-term bank deposits with maturities longer than 3 months and other cash and bank deposits required to be placed with banks for obtaining banks drafts. As at 30th June 2002, short-term bank deposits and other cash and bank deposits are approximately RMB21,995,000 and RMB351,303,000 respectively.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

(EXPRESSED IN THOUSANDS OF RMB)

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Cumulative translation adjustment	Unappropriated profits (accumulated deficit)	Reserves total	Proposed dividends
As at 1st January, 2002	1,000,000	1,863,236	139,351	91,31[illegible]	12	(41,213)	1,953,561	110,000
Dividends declared (Note 5)	-	-	-	-	-	-	-	(110,000)
Profit attributable to shareholders	-	-	-	-	-	113,317	113,317	-
Cumulative translation difference	-	-	-	-	(128)	-	(128)	-
As at 30th June, 2002 (Unaudited)	1,000,000	[illegible]	[illegible]	[illegible]	(116)	[illegible]	[illegible]	-

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Cumulative translation adjustment	Unappropriated profits (accumulated deficit)	Reserves total	Proposed dividends
As at 1st January, 2001	900,000	[illegible]	[illegible]	[illegible]	(3)	[illegible]	[illegible]	100,000
Issuance of new shares	100,000	-	-	-	-	-	-	-
Premium on issuance of new shares	-	[illegible]	-	-	-	-	[illegible]	-
Transfer from statutory surplus reserve	-	-	[illegible]	-	-	[illegible]	-	-
Transfer from statutory public welfare fund	-	-	-	[illegible]	-	[illegible]	-	-
Dividends declared (Note 5)	-	-	-	-	-	-	-	(100,000)
Profit attributable to shareholders	-	-	-	-	-	[illegible]	[illegible]	-
Cumulative translation difference	-	-	-	-	(2)	-	(2)	-
As at 30th June, 2001 (Unaudited)	1,000,000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	-

a. As at 30th June, 2002, the Group had the following significant current balances with related parties:

	30th June, 2002 *(Unaudited)* RMB'000	31st December, 2001 RMB'000
Included in:		
Accounts receivable	117,708	118,439
Deposits, prepayments and other receivables	189,342	135,568
Other payables	28,774	31,121
Accounts payable	6,870	4,662

The Group's current balances with related parties are unsecured, non-interest bearing and have no fixed repayment term, except for the balance with an associated company which bears interest at 5.85% per annum.

Until 31st July, 2002, Tsingtao Brewery Group Company Limited and its subsidiaries have repaid other receivable balances amounted to approximately RMB57,200,000.

b. Loans of the Group amounting to approximately RMB912,080,000 (31st December, 2001: RMB1,499,850,000) are guaranteed by Tsingtao Brewery Group Co., Ltd., a related company with the same key management personnel as the Group.

c. Loans of the Group amounting to RMB125,000,000 (31st December, 2001 : RMB125,000,000) are guaranteed by the minority shareholders of a subsidiary.

d. During 2001, Tsingtao Brewery Group Co., Ltd. provided a guarantee for an accounts receivable repayment plan of RMB105,000,000 due from a customer and a related company.

e. As detailed in Note 8, the equity transfer process of Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") was still in progress as at 30th June, 2002. For the period ended 30th June, 2002, the Group had the following material transactions with Nanning Company:

	For the six months ended 30th June, 2002 *(Unaudited)* RMB'000
Included in sales	2,992
Included in cost of sales	60,228

As at 30th June, 2002, the current balances between the Group and Nanning Company are as follows:

	30th June, 2002 *(Unaudited)* RMB'000
Included in accounts receivables	1,623
Included in other receivables	20,000

3. TAXATION

	For the six months ended 30th June, 2002 *(Unaudited)* RMB'000	For the six months ended 30th June, 2001 *(Unaudited)* RMB'000
Hong Kong profits tax (i)	495	-
PRC Enterprise Income Tax ("EIT") (ii)	54,938	39,078
Write-back of deferred tax assets (iii)	2,975	-
Less: Subsidy income (iv)	(1,537)	(3,711)
	56,871	35,367

The consolidated profit attributable to shareholders includes profit of approximately RMB69,301,000 (30th June, 2001: RMB45,870,000) which has been dealt with in the financial statements of the Company.

5. DIVIDENDS

During the period, the dividends appropriation of RMB110,000,000 (dividend per share: RMB0.11) for 2001 was approved in the shareholders' meeting. The board of directors do not recommend the payment of interim dividends for the six months ended 30th June, 2002 (30th June 2001: nil).

	30th June, 2002 *(Unaudited)* RMB'000	30th June, 2001 *(Unaudited)* RMB'000
Dividends paid:	-	-
Dividends proposed:		
Final dividends for 2001 of RMB0.11 per share (2000 final dividends: RMB0.10 per share)	110,000	100,000

The final dividends for 2001 of RMB0.11 per share (based on 1,000,000,000 issued shares of the Company as at the date of the approval of the financial statements) was proposed on 3rd April, 2001. As at 30th June, 2002, the dividend has not been distributed. The final dividends of RMB0.10 per share for 2000 was proposed on 18th April, 2001 and was paid in August 2001.

6. EARNINGS PER SHARE

The calculation of earnings per share for the six months ended 30th June, 2002 is based on consolidated profit attributable to shareholders of approximately RMB113,317,000 (30th June, 2001: RMB68,902,000), divided by the weighted average number of shares outstanding during the current period. For the six months ended 30th June, 2002, the weighted average number of shares issued is 1,000,000,000 shares (30th June, 2001: 966,666,666 shares).

Diluted earnings per share have not been presented as there were no dilutive potential ordinary shares outstanding.

7. SHARE CAPITAL

The authorised, issued and fully paid share capital of the Company is RMB1,000,000,000 (31st December, 2001 : RMB1,000,000,000), divided into 1,000,000,000 (31st December, 2001 : 1,000,000,000) shares of RMB1 each. A summary of the share capital is set out below:

	30th June, 2002 *(Unaudited)* RMB'000	Percentage (%)	31st December, 2001 RMB'000	Percentage (%)
State shares	399,820	39.98%	399,820	39.98%
PRC legal person shares	53,330	5.33%	53,330	5.33%
PRC public shares (A Shares)	200,000	20.00%	200,000	20.00%
Overseas public shares (H Shares)	346,850	34.69%	346,850	34.69%
Total	1,000,000	100.00%	1,000,000	100.00%

8. SUBSIDIARIES AND ASSOCIATED COMPANIES

Comparing with the financial statements for the prior year, the scope of consolidation has included the following newly established subsidiaries:

Name of new subsidiaries	[illegible]	Date of establishment	Place of establishment and principal operation	Registered and paid-in capital	Equity interest held by the Company (%) Directly held	Equity interest held by the Company (%) Indirectly held	Principal activities
[illegible] Company Limited	[illegible]	January 2002	[illegible], the PRC	[illegible]	-	[illegible]	Domestic Trading of Beer
[illegible] Company Limited	[illegible]	March 2002	[illegible], the PRC	[illegible]	[illegible]	-	Car Rental Services
[illegible] Logistic Co Ltd	[illegible] Logistic Co Ltd	March 2002	[illegible], the PRC	[illegible]	[illegible]	-	Logistic Services
[illegible] Sales Co Ltd	[illegible]	April 2002	[illegible], the PRC	[illegible]	-	[illegible]	Domestic Trading of Beer
[illegible] Sales Co Ltd	[illegible]	March 2002	[illegible], the PRC	[illegible]	-	[illegible]	Domestic Trading of Beer
[illegible] Sales Co Ltd	[illegible]	April 2002	[illegible], the PRC	[illegible]	-	[illegible]	Domestic Trading of Beer

In November 2001, the Company entered into an equity transfer agreement with Canada EVG Enterprises Inc. ("EVG") pursuant to which EVG will pay a cash consideration of US$5,787,000 to acquire a 25% equity interest in Beijing Three Ring Asia Pacific Beer Company Limited owned by the Company. The Company will continue to own the remaining 29% equity interest in Beijing Three Ring. During the period, EVG renegotiated with the Company for delaying the payment of the consideration of the said equity transfer. Both parties then agreed that the rights and obligations of EVG's 25% equity ownership in Beijing Three Ring will be borne by the Company before the full settlement of consideration. Up to 30th June, 2002, the consideration had not been settled and the Company continues to consolidate 54% of its equity interest in its financial statements.

In November 2001, Tsingtao Hannan Holding Company Limited and Taitian Brewery (Cayman Islands) Company Limited ("Taitian") signed an equity transfer agreement, pursuant to which the Company will purchase Taitian's 30% equity interest in Guangxi Nanning Wan Tai Brewery Company Limited at a consideration of RMB96,000,000. The name of the acquiree will also be changed to Tsingtao Brewery (Nanning) Company Limited. As the equity transfer process had not yet been completed, the Group and the Company did not account for the investment using the equity method for the period ended 30th June, 2002.

In April 2002, the Company and Tsingtao Ou Mei Investment Holding Co., Ltd. contributed RMB8,000,000 and RMB2,000,000, respectively to establish Tsingtao Brewery (Xiamen) Co., Ltd. ("Xiamen Company"). The Company holds 80% of the registered share capital of Xiamen Company.

b. Operating lease commitments

As at 30th June 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases of land and buildings as follows:

	30th June, 2002 (Unaudited) RMB'000	31st December, 2001 RMB'000
Not later than one year	12,699	1,953
Later than one year and no later than five years	3,066	–
Later than five years	–	–
	15,765	1,953

11. SUBSEQUENT EVENTS

Saved as disclosed in other notes to the financial statements, the following subsequent events occurred:

a. In July 2002, Tsingtao Brewery Co., Ltd. and Anheuser-Busch Companies, Inc. entered into an agreement for a strategic alliance. Both parties are still under continuous negotiation with respect to the form and the terms of the proposed alliance. The details of the agreement are still subject to the approval of the relevant government authorities.

b. In July 2002, the Company and Tsingtao Brewery Group Company Limited ("TB Group Co.") entered into an "Asset Management Agreement", pursuant to which the Company has undertaken the management responsibility of Tsingtao Brewery (Zhangzhou) Company Limited, which is 90% owned by TB Group Co. Further upon request by the Company, TB Group Co will transfer the whole of its 90% equity interest to the Company or other designated parties at a consideration not exceeding RMB63,000,000.

12. COMPARATIVE FIGURES

Certain 2001 comparative figures were reclassified to conform with the presentation in the current period due to adoption of the revised Statement of Standard Accounting Practice Number 15 "Cash Flow Statements" issued by the Hong Kong Society of Accountants.

FINANCIAL STATEMENTS

(Prepared under PRC GAAP)

STATEMENT OF INCOME AND PROFIT APPROPRIATION
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002
(UNIT: RMB)

	Group: For the six months ended 30th June, 2002 (Unaudited)	Group: For the six months ended 30th June, 2001 (Unaudited)	Company: For the six months ended 30th June, 2002 (Unaudited)	Company: For the six months ended 30th June, 2001 (Unaudited)
Turnover	3,514,728,140	2,603,033,931	1,116,402,907	909,235,323
Less: Cost of sales	(2,030,887,359)	(1,632,118,411)	(660,292,951)	(606,988,919)
Sales tax and surcharges	(363,607,660)	(277,715,753)	(67,349,967)	(55,173,357)
Gross profit	1,010,252,336	723,000,333	370,063,589	337,056,443
Add: Profit (Loss) from other operations	9,574,019	3,022,341	1,315,129	(1,093,223)
Less: Selling expenses	(592,258,781)	(381,611,885)	(119,663,355)	(127,107,540)
General and administrative expenses	(315,377,159)	(244,963,433)	(125,319,673)	(115,405,432)
Finance costs, net	(33,641,850)	(33,472,483)	(29,610,635)	(24,117,434)
Operating profit	289,389,165	93,664,400	106,428,305	70,422,165
Add: Investment income	10,587,001	13,410,465	45,154,172	16,456,316
Subsidy income	31,225,045	14,590,211		-

	Group: 30th June, 2002 (Unaudited)	Group: 31st December, 2001	Company: 30th June, 2002 (Unaudited)	Company: 31st December, 2001
Fixed assets:				
At cost	8,014,793,239	7,784,843,165	1,956,424,225	1,948,540,031
Less: Accumulated depreciation	(2,830,250,327)	(2,561,252,353)	(931,105,816)	(885,919,082)
Less: Provision for impairment of fixed assets	(74,856,300)	(53,984,575)	(8,000,000)	–
Fixed assets, net	5,109,136,613	5,058,605,537	1,016,618,339	1,062,528,949
Construction-in-progress	393,886,953	311,324,589	131,379,648	90,170,959
Fixed assets in suspense	109,329	133,201	302,035	-
Total fixed assets	5,463,633,231	5,370,551,323	1,148,300,022	1,153,297,908
Intangible and other assets:				
Intangible assets	722,116,306	664,035,518	153,455,587	154,959,935
Long-term deferred expenses	9,450,341	8,314,528	3,403,224	7,825,001
Long-term accounts receivable	105,128,438	95,100,060	105,128,436	95,093,003
Less: Provision for bad debts	(21,191,858)	(21,191,858)	(21,191,858)	(21,190,859)
Long-term accounts receivable, net	83,936,580	73,908,142	83,935,578	73,903,142
Total intangible and other assets	815,503,627	746,258,188	240,793,389	236,592,135
Deferred tax:				
Deferred tax assets	5,421,454	8,396,015	5,421,454	8,356,083
Total assets	8,965,114,350	8,243,330,412	4,921,833,355	4,643,293,180

	Group: 30th June, 2002 (Unaudited)	Group: 31st December, 2001	Company: 30th June, 2002 (Unaudited)	Company: 31st December, 2001
Current liabilities:				
Short-term loans	2,591,931,173	2,496,212,230	1,130,500,000	1,065,500,000
Bills payable	238,391,989	167,237,843	161,702,117	109,989,643
Accounts payable	739,041,542	583,638,981	125,902,658	112,736,558
Advances from customers	129,486,236	91,203,013	21,670,140	42,214,755
Salary payable	10,413,334	13,401,283	810,397	3,239,532
Staff welfare payables	13,197,931	12,335,354	(12,640,297)	(15,185,291)
Dividends payable	110,000,000	110,544,000	110,000,000	110,000,000
Dividends payable to minority shareholders	1,373,423	14,538,423	-	-
Taxes payable	217,430,405	121,336,244	33,239,403	6,621,199
Other payables	691,088,192	365,474,637	93,980,633	33,352,114
Other liabilities	5,966,467	5,401,549	171,331	1,414,277
Accruals	190,167,598	40,321,458	56,355,216	5,791,922
Current portion of long-term loans	83,433,143	110,840,105	17,663,145	35,938,558
Total current liabilities	4,933,089,570	4,340,835,512	1,720,415,640	1,571,315,091
Long-term liabilities:				
Long-term bank loans	185,640,294	203,348,832	80,923,446	66,601,556
Long-term payables	41,840,330	56,501,570	167,134	667,134
Total long-term liabilities	227,230,624	259,849,012	81,090,778	67,268,690
Total liabilities	5,160,334,194	4,601,685,314	1,801,506,418	1,638,600,829
Minority interests	381,034,838	477,238,512	-	-
Shareholders' equity:				
Share capital	1,000,000,000	1,000,000,000	1,000,000,000	1,000,000,000
Capital reserve	1,514,556,370	1,574,503,289	1,624,235,478	1,624,246,169
Surplus reserve [illegible]	119,451,056	119,451,056	104,423,431	104,421,431

In June 2002, the Company entered into an agreement with Xuecheng District State-owned Operation Centre for the purchase of additional 15% equity interest in Tsingtao Brewery (Xuecheng) Co. Ltd. ("Xuecheng Company") at a cash consideration of RMB6,480,000. After the transaction, the Company holds 85% of the registered capital of Xuecheng Company.

9. CONTINGENT LIABILITY

a. Pursuant to the related policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, allocation of living quarters as staff housing welfare was terminated. Instead, qualified employees are to be compensated in the form of monetary housing subsidies. The Group is in the process of studying the requirements of the policies issued by the authorities and will formulate a plan for such monetary housing subsidies. The financial impact of the plan will be reflected in the financial statements of the relevant period when the plan is formulated and approved by the relevant authorities. As at 30th June, 2002, no formal plan has yet been developed by the Group. In addition, the Group has not announced any plans to their employees in respect of such housing subsidies. The Directors are of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30th June, 2002.

The Ministry of Finance issued Document Caiqi [2000] No. 295 on 6th September, 2000 which became effective on the same date, announcing the accounting treatment in relation to such housing reform. The Company's Board of Directors has evaluated the policies referred to in the document and believes that except for the impact of the above mentioned monetary housing subsidies which could not be reasonably estimated, other related policies will not have a material impact on the Group.

b. In November 2001, a distributor of the products of the Company ("the Claimant") filed a lawsuit with Shandong Municipal Higher People's Court ("the Court") against the Company. The Claimant sued the Company for breach of a sales and distribution contract ("the Contract") and claimed for damages of approximately RMB134,870,000. The Company denied the claim and has filed a counter claim against the Claimant for delay of settlement of the receivable balances arising from sales of goods to the Claimant. In addition, the Company also demanded for the termination of the Contract, repayment of the outstanding receivable balances, as well as the return of certain motor vehicles and beer-selling machinery provided to the Claimant by the Company. As of the date of approval of these financial statements by the board of directors, no verdict has yet been made by the Court. After consultation with the Company's legal advisor, the directors are of the opinion that such proceedings will not have a material negative impact on the operating results of the Group. Accordingly, no provision for losses in relation to the legal proceeding was considered necessary.

10. CAPITAL COMMITMENTS

Saved as disclosed in other notes to the financial statements, as at 30th June, 2002, the Group had the following commitments:

a. Capital commitments

The Group's capital commitments which were authorised but not contracted and provided for during the period were as follows:

	30th June, 2002 *(Unaudited)* *RMB'000*	31st December, 2001 *RMB'000*
Construction projects	211,416	93,295

The Group's capital commitments which were contracted but not provided for during the period were as follows:

	30th June, 2002 *(Unaudited)* *RMB'000*	31st December, 2001 *RMB'000*
Construction projects	264,975	244,275
Investments and acquisitions	98,000	262,030
Total	362,975	506,305

Non-operating income	2,317,192	1,935,209	175,141	318,839
Less: Non-operating expenses	(31,259,361)	(2,932,904)	(3,611,143)	(952,638)
Profit before tax	212,191,952	125,344,477	141,147,192	16,235,542
Less: Enterprise income tax	(58,407,633)	(19,033,581)	(25,672,685)	(10,551,908)
Profit before minority interests	154,481,331	94,266,896	111,474,507	64,683,434
Less: Current period minority interests	(31,671,546)	(18,131,241)	-	-
Net profit	122,819,219	70,855,655	117,474,507	64,683,414
Add: Unappropriated profits brought forward	179,964,360	213,934,012	204,825,341	294,152,197
Unappropriated profits	302,783,599	284,789,667	322,299,848	306,136,371
Less: Transfer to statutory surplus reserve	-	-	-	-
Transfer to statutory public welfare fund	-	-	-	-
Profit distributable to shareholders	302,783,599	289,789,667	322,299,848	306,135,371
Less: Dividends	-	-	-	-
Unappropriated profits carried forward	302,783,599	289,784,667	322,299,848	306,135,371
Earnings per share – weighted average	0.1228	0.0755		

BALANCE SHEET
AS AT 30TH JUNE, 2002
(UNIT: RMB)

	Group 30th June, 2002 *(Unaudited)*	Group 31st December, 2001	Company 30th June, 2002 *(Unaudited)*	Company 31st December, 2001
Current assets:				
Cash and bank deposits	515,337,118	549,994,412	188,004,283	162,305,530
Other cash and bank deposits	53,305,123	20,932,450	30,100,000	-
Bills receivable	11,410,676	25,853,353	4,154,318	4,311,600
Dividends receivable	-	-	-	14,330,000
Accounts receivable	328,834,006	322,576,568	225,394,321	259,852,378
Less: Provision for bad debts	(150,410,971)	(132,921,056)	(82,711,831)	(69,091,925)
Accounts receivable, net	178,423,036	151,647,512	142,682,490	170,751,453
Other receivables	475,513,958	165,035,571	1,303,200,001	1,112,451,891
Less: Provision for bad debts	(76,622,761)	(37,143,318)	(16,863,851)	(18,165,851)
Other receivables, net	398,915,197	127,911,253	1,264,835,840	1,093,290,041
Prepayments and deposits	92,519,434	72,586,045	72,326,639	11,941,606
Subsidies receivable	–	1,097,161	-	-
Inventories	1,125,232,121	1,088,531,034	232,825,002	270,151,216
Less: Provision for decline in value of inventories	(41,362,620)	(44,009,292)	(1,322,238)	(2,602,543)
Inventories, net	1,083,869,501	1,044,561,742	231,503,764	267,548,673
Deferred expenses	11,299,742	8,622,163	4,075,359	2,230,598
Total current assets	2,336,101,839	2,203,010,151	1,885,976,119	1,823,165,728
Long-term investments:				
Long-term equity investments	56,606,191	63,390,059	1,733,928,604	1,628,339,237
Long-term equity investment difference	(182,915,763)	(146,159,436)	(123,405,391)	(137,218,294)
Long-term debt investments	34,312,538	35,193,446	34,779,538	35,105,446
Less: Provision for impairment of long-term investment	(4,161,918)	(3,935,918)	-	-
Total long-term investments	(95,593,952)	(104,431,849)	1,647,302,751	1,526,106,391

Statutory public welfare fund	90,580,034	95,591,634	15,151,210	75,151,210
Unappropriated profits	302,783,599	179,954,260	322,299,848	204,825,341
Cumulative translation adjustment	(135,539)	12,117	-	-
Total shareholders' equity	3,037,645,226	2,964,911,585	3,126,180,567	3,046,651,301
Total liabilities and shareholders' equity	6,955,114,350	8,243,838,412	4,923,683,385	4,647,259,110

CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30TH JUNE, 2002
(UNIT: RMB)

	Group For the six months ended 30th June, 2002 *(Unaudited)*	Group For the six months ended 30th June, 2001 *(Unaudited)*	Company For the six months ended 30th June, 2002 *(Unaudited)*	Company For the six months ended 30th June, 2001 *(Unaudited)*
Cash Flows from Operating Activities:				
Cash received from sales of goods and rendering of services	4,133,812,277	3,294,522,104	1,321,348,055	1,182,845,629
Refund of taxes	34,760,074	47,102,237	-	20,872,819
Cash received relating to other operating activities	220,431,636	6,905,567	39,411,301	35,603,469
Sub-total of cash inflows	4,386,611,777	3,354,530,913	1,360,818,382	1,239,325,917
Cash paid for purchases of goods and services	(2,153,510,216)	(1,028,633,718)	(635,426,516)	(671,141,348)
Cash paid to or on behalf of employees	(248,563,218)	(211,402,613)	(70,426,337)	(65,256,554)
Cash paid for various taxes	(678,433,623)	(173,163,676)	(191,211,486)	(142,528,434)
Cash paid relating to other operating activities	(595,417,420)	(424,912,220)	(352,671,950)	(200,076,110)
Sub-total of cash outflows	(3,671,960,951)	(2,059,116,276)	(1,253,736,749)	(1,157,602,916)
Net cash flows from operating activities	714,657,815	411,117,631	104,081,513	81,633,001
Cash Flows from Investing Activities:				
Proceeds from realisation of investments	10,093,001	34,087,460	-	33,932,705
Return on investment	13,412	630,859	14,370,000	58,812
Proceeds from disposal of fixed assets	31,256,477	105,913,721	10,148,216	90,548,354
Cash received relating to other investing activities	12,656,583	5,535,214	8,929,250	1,594,180
Sub-total of cash inflows	55,006,436	156,192,783	33,447,465	126,133,951
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(367,160,456)	(555,071,534)	(63,990,672)	(35,854,093)
Cash paid for investments	(7,470,441)	(150,110,714)	(17,449,847)	(402,991,054)
Cash paid relating to other investing activities	(1,885,490)	(54,710,652)	-	(25,160,222)
Sub-total of cash outflows	(376,525,993)	(760,016,955)	(46,445,319)	(451,305,349)
Net cash used in investing activities	(322,639,517)	(604,854,112)	(57,556,824)	(313,031,358)
Cash Flows from Financing Activities:				
Proceeds from equity investments	6,942,000	751,224,570	-	752,728,510
Proceeds from borrowings	1,875,418,393	1,437,250,113	741,605,393	465,000,000
Cash received relating to other financing activities	5,316,331	18,745,066	-	11,382,161
Sub-total of cash inflows	1,887,614,724	2,254,223,749	741,605,393	6,234,111,231
Repayment of borrowings	(1,826,239,234)	(1,765,032,003)	(709,585,997)	(4,040,099,939)
Dividends and interest paid	(87,402,614)	(70,511,962)	(31,155,919)	(36,091,450)
Cash paid relating to other financing activities	(840,663)	(5,007,326)	-	-
Sub-total of cash outflow	(1,914,479,611)	(1,841,451,335)	(730,741,916)	(1,016,759,389)
Net cash flows from financing activities	(25,804,887)	412,772,414	10,863,477	155,351,842
Effect of changes in foreign exchange rate on cash	18,616	(15,830)	16,583	(36,513)
Net increase (decrease) in cash and cash equivalents	365,232,037	214,330,099	61,983,149	(105,213,068)

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HK GAAP

The Group has prepared a separate set of statutory financial statements for the period ended 30th June, 2002 in accordance with "Accounting Standards for Business Enterprises", "Accounting Regulations for Business Enterprises" and relevant regulations ("PRC GAAP") for shareholders of "A" shares of the Company.

Differences between PRC GAAP and HK GAAP give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effect of the material differences between PRC GAAP and HK GAAP are summarised and explained in the following table:

Impact on the consolidated balance sheet:

	30th June, 2002 (Unaudited) RMB'000	31st December, 2001 RMB'000
Net assets per financial statements prepared under PRC GAAP	3,087,645	2,964,915
HK GAAP adjustments:		
Swap rate adjustment on IPO proceeds in 1993 (a)	361,173	361,173
Amortisation of exchange gain resulting from adoption of the unification of exchange rates (a)	(182,042)	(182,042)
Other swap rate adjustments in 1993 (b)	(37,878)	(37,873)
Additional depreciation charges under HK GAAP (c)	(84,184)	(78,444)
Additional staff welfare expenses under HK GAAP (d)	(12,639)	(15,185)
Amortisation of investment differences under PRC GAAP (e)	(39,292)	(33,710)
Dividends declared after the balance sheet date (f)	–	110,000
Others	(17,043)	(16,275)
Net assets as per financial statements prepared under HK GAAP	3,075,740	3,072,551

Impact on the consolidated income statement:

	For the six months ended 30th June, 2002 (Unaudited) RMB'000	For the six months ended 30th June, 2001 (Unaudited) RMB'000
Net profit attributable to shareholders under PRC GAAP	122,819	70,835
HK GAAP adjustments:		
Additional depreciation charges under HK GAAP (c)	(5,740)	(5,740)
Additional staff welfare expenses under HK GAAP (d)	2,546	–
Reversal of amortisation of investment differences under PRC GAAP and amortisation of goodwill and negative goodwill under HK GAAP (e)	(5,582)	(6,306)
Forfeited payable balances of subsidiaries (g)	–	8,381
Others	(726)	1,732
Net profit attributable to shareholders under HK GAAP	113,317	68,902

a. Due to the issuance of "H" share in 1993, the Company had to report under HK GAAP for the first time since its establishment. For "H" share reporting, Foreign Exchange Swap Center ("Swap Center") rates were used for translation of transactions denominated in foreign currencies instead of the official exchange rate adopted under the PRC accounting rules and regulations. The proceeds from the issuance of "H" shares that the Company collected in Hong Kong dollars from investors was translated at the historical Swap Center rate applicable at the time of the transaction. This led to exchange differences of approximately RMB361,173,000.

The drastic drop in market demand in the second half of last year has basically come to an end. In the first half of 2002 the market stabilized and showed signs of steady growth. During the period the total domestic output of beer reached 11,890,000 tonnes, representing a 4.9% year on year growth. The Company was able to increase its domestic market share by marketing proactively. We were able to achieve the sales target of 1,525,000 tonnes for the first half of the year, which represented a 27% year on year growth. In particular, sales of beer of the Tsingtao Brewery brand increased by 39% over the same period last year thus boosting the overall gross profit.

During the period under review, we have, in compliance with the business strategy and targets set down for 2002 by the Board of Directors and with the view to leveraging on the National Quality and Management Award (全國質量管理獎), put into practice the corporate motto of self advancement and quest for excellence, and improved the overall management standard by adopting the advanced model of quality management. The Company has been concentrating on integrating the market network, management structure, and branding and sales issues within the Group, especially those of the subsidiaries. Complemented with optional allocation of resources, we are able to see initial signs of efficiency brought about by these integrations. In the first half of the year, there was a more substantial growth in terms of beer production and sales, revenues and profits. Profits contribution from the subsidiaries increased sharply from the same period last year. Through stringent budget management and organizational integration, as well as streamlined management procedure, we were able to exert effective control on costs and ensure that the increase in profits outstrips the increase in revenues and sales.

Exports for the first half of the year increased by 61% over the same period last year and foreign revenue generated increased by 56.5%. The Company was able to breakthrough the bottleneck of export sales that had existed for years. The main reason is that we were able to capitalise on the opportunities arising from the accession of the PRC and Taiwan to the WTO and organised our specific "Tsingtao Brewery" brand to enter into the regional market of Taiwan at the first possible instant in alliance with the distributors in Taiwan. Since April, local sales of "Tsingtao Brewery" in Taiwan has been climbing and reached 9,000 tonnes within a short span of 3 months. It is expected that export sales in Taiwan will reach 15,000 tonnes a year.

The draught beer production lines of Tsingtao Brewery No. 2 Factory, one of the investment projects proposed under the use of proceeding plan pursuant to the issue of A Shares last year, was duly completed in April this year. The high quality of beer brewed by the production lines is well received in the market and it is expected to be the Company's new high-profit earner.

With the acquisition of Fujian Xiamen Yincheng Brand Brewery in the first half of this year, the Company now owns 48 breweries in 17 provinces and municipals which encompass all the major markets in the most economically developed areas in the PRC. With an annual production capacity of 4,000,000 tonnes, the Company's position as the leading brewer in the domestic market is further fortified.

2. Use of Proceeds

In 2001, the Company raised RMB787,000,000 by issuing additional A Shares. After deduction of issue expenses, the net proceeds from the issue was RMB757,728,570.09.

(i) Use of Proceeds during the Reporting Period

Description of Application of Proceeds	Amount of Investment Committed	Amount of Actual Investment During the Period under Review	Percentage of Actual Investment (%)
Acquisition of 75% equity interest from foreign investors of Carlsbrew Shanghai	15,375	15,375	100
Acquisition of 62.64% equity interest from foreign investors of			

It's expected that under PRC GAAP, the net profit of the Company for the three quarters ended September 2002 will increase by more than 50% over the same period last year.

The Board of Directors are of the view that after the series of acquisitions and expansion as well as the market network formed during the past few years, the Company is so positioned that it shall be able to brew and sell in the most developed parts of the PRC. The Company is looking to ride high on future competition and emerge with yet greater preponderance. With a view to continuing to improve core competitiveness and the ability to attain sustainable growth, we will exploit to the fullest extent the enormous market potential afforded by the brand name and take advantage of management model and experience developed and gained by developed countries overseas. We are entirely confident that we will be able to achieve the sales target set for this year and to maintain continual growth in terms of revenues and profits.

(III) SUMMARY OF SIGNIFICANT EVENTS

1. Pursuant to the provisions of its Articles of Association, the Company will not make payment of any interim dividend for the six months ended 30th June 2002.

2. According to the 2001 profit distribution plan approved in the 2001 Annual General Meeting of the Company, a cash bonus dividend of RMB1.1 (tax included) was distributed for every 10 shares.

3. Material litigation or arbitration of the Company during the period under review.

(1) As disclosed in the Company's 2001 interim report, the Higher People's Court of Shangdong has held a hearing and examined the evidence in relation to the case initiated by Guangming General Company of Qingdao for the alleged breach of contract by the Company. The investigation on the facts in relation to the case has been basically completed and both parties have a considerable divergence of views on whether a breach of contract has been committed. The Higher People's Court of Shangdong tried to bring about a reconciliation for both parties, yet no arrangement has been reached by now and the case is still being processed by the Court. The Company considers that the litigation will not cause a significant impact to the Company's operating results and no provision is necessary for the litigation at this stage.

(2) As disclosed in the Company's interim reports, in respect of the legal proceedings initiated by the Company for default payment by Tsingtao Honglong Business and Trade Co., Ltd. ("Honglong Company"). Currently, the Intermediate People's Court of Qingdao has assigned a verification institution to conduct an audit to the books to verify the amount owed by Honglong Company to the Company in relation to the sales of beer. However, Honglong Company appealed the judgement on audit and the proceeding is still underway. The Company does not rule out the possibility of reaching a reconciliation by both parties with the support of the Court.

4. Acquisitions and mergers by the Company and asset reorganization during the reporting period.

The details in relation to the Company's acquisition of assets disposed by Xiamen Yincheng Joint-stock Company Limited have been disclosed in the 2001 annual report of the Company. On 4 April 2002, the Company and Tsingtao Europe and America Investment Company Limited jointly established Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") and the registered capital for the Company is was RMB10 million. The Company will inject RMB8 million of cash, representing 80% of the registered capital of Xiamen Company. All of the assets in relation to the disposal will be transferred to under the name of Xiamen Company and the Company shall be responsible for the operation of Xiamen Company. The procedures for taking over of assets have been completed. The capacity for annual beer production for Xiamen Company is 150,000 kilolitres and was commenced operation by the end of June, 2002 after the renovation and pre-productive preparation works have been completed.

5. The 2001 Annual General Meeting of the Company reappointed PricewaterhouseCoopers Zhongtian as auditor and PricewaterhouseCoopers, Hong Kong as international auditor respectively for the year of 2002.

6. During the reporting period, the Company did not repurchase or cancel any of its listed shares, and neither the Company nor its subsidiaries had purchased nor resold any listed

a. As a result of the unification of exchange rates in the PRC effective on 1st January, 1994, monetary assets and liabilities of the Company as at 1st January, 1994 denominated in foreign currencies were translated into RMB using the unified rate. The unified rate as at 1st January, 1994 was effectively determined based on the Swap Centre rate. A exchange gain of RMB182,042,000 arising from the retranslation of the foreign currencies monetary assets and liabilities as at 1st January, 1994 was deferred and amortised into income over 5 years in the financial statements prepared in accordance with PRC GAAP. Since the Swap Centre rates had already been used in preparing the financial statements under HK GAAP as of and for the year ended 31st December, 1993, the above exchange gain had already been reflected in the HK GAAP financial statements as of and for the year ended 31st December, 1993.

b. During 1993, foreign currency transactions were translated into RMB at the average official exchange rate prevailing on the dates of the transactions under PRC GAAP. Monetary assets and liabilities denominated in foreign currencies were translated into RMB at the average official exchange rate ruling at the end of each month. The exchange differences were dealt with in the income statement of the year. However, under HK GAAP, foreign currencies transactions were translated into RMB at the applicable Swap Center exchange rate prevailing at the day of the transaction. Monetary assets and liabilities denominated in other currencies were translated into RMB at the applicable rates of exchange prevailing on the balance sheet date as quoted by the Swap Center. As a result of the different exchange rates used under the two GAAPs, there was an exchange difference of RMB37,878,000 in 1993.

c. As a result of the different foreign exchange rates adopted in preparing the financial statements of 1993 under HK GAAP and PRC GAAP, the cost of fixed assets denominated in foreign currency acquired up to 31st December, 1993 was different between the two sets of financial statements. This has resulted in an additional depreciation charge of RMB5,740,000 (for the six months ended 30th June, 2001: RMB5,740,000) in the financial statements prepared in accordance with HKGAAP for the period ended 30th June, 2002.

d. Pursuant to the regulations of the Ministry of Finance and PRC GAAP, provision for staff welfare fund was calculated at 14% of staff payroll, any excess payments were captured as a debit balance of the provision balance. Under HK GAAP, actual welfare expenses were charged to the income statement as incurred, resulting in reversal of the accrual of approximately RMB2,546,000 for the current period.

e. Under PRC GAAP, negative goodwill arising from the excess of the Group's share of the net assets of the subsidiaries acquired over the acquisition cost is amortised into the income statement over 10 years. Under HK GAAP, the difference between the cost of investment and the share of the fair value of the net assets of the investee company is recognised as goodwill or negative goodwill. The amount recognised is amortised on a straight-line basis in accordance with the relevant regulation. As a result of the difference in accounting treatment, net income was reduced by approximately RMB5,582,000 (for the six months ended 30th June, 2001: RMB6,306,000) for the current period under HK GAAP.

f. The Company adopted HKSSAP 9 (revised), "Events after balance sheet date", effective from 1st January, 2001. As a result, dividends proposed or declared after year end are not recognised as liabilities at the balance sheet date. Under PRC accounting standards, the aforesaid dividends are recognised in the accounting period during which the dividends are proposed or declared.

g. During the period, no subsidiary of the Company had received waivers from creditors on payable balance (for the six months ended 30th June, 2001: 1,732,000). Pursuant to the requirements under PRC GAAP, such amount was credited directly to reserves while under HK GAAP, the amount waived was recognised as other income.

(II) MANAGEMENT DISCUSSION AND ANALYSIS

1. Operations Review for the first half of the year

The Company, the largest beer brewer and seller in the PRC, is currently engaged in the business of brewing and selling beers of various grades under different brand names (but principally under the brand name of Tsingtao Brewery) within the PRC.

Five Stars Company and 54%-equity interest from foreign investors of Three Ring Company	186,240	15,624	100
Technological renovation of draught beer production lines of Tsingtao Brewery No. 2 Factory	68,000	5,400	79
Technological renovation of draught beer production lines of Xi'an Company for an annual production of 50,000 kilolitres	120,000	0	–
Phase I Technological renovation in respect of Mranshan Company for an annual production of 100,000 kilolitres	7,700	7,700	100
Technological renovation in respect of Zhuhai Company for a Phase I production of 100,000 kilolitres (annual production of 150,000 kilolitres)	5,800	5,800	100
Technological renovation in respect of Sanshui Company for a Phase I production of 150,000 kilolitres (annual production of 200,000 kilolitres)	9,000	9,000	100
Setting-up of the electronic sales network of the Company	1,000	835	84
Total	76,299	62,734	82

(II) As at the end of the reporting period, the proceeds raised was invested as scheduled. Amongst these projects, the Company was able to complete the establishment of electronic sales network with only RMB8,350,000 by adhering strictly to the dual principle of economy and stringent budgetary control. RMB1,650,000 was saved as a result. The pure draught beer project of Xi'an Company, however, has yet to be commenced because of change in local market vis-a-vis the product. As at the end of the reporting period, the balance of proceeds was RMB130,390,000. This sum is temporarily used as working capital.

3. Business Outlook for the Second Half of the Year

As the PRC has acceded to the WTO, the pace of economic globalization will pick up substantially. The Company, convinced in the merits of uniting the strongest and strengths, entered into an exclusive negotiation agreement with Anheuser-Busch ("A-B"), the largest beer brewery in the world on 30th July, 2002 to form a strategies alliance. It is hoped that both parties will join resources to keep up the business growth of the Company in the PRC's beer industry and develop beers of Tsingtao Brand such that the management and profit levels of the Company can be bettered, and its core competitiveness strengthened. Ultimately the Company will be able to enjoy steady growth and perpetuate its leading position in the PRC market. Please refer the Company's announcement dated 30th July, 2001 for details.

Meanwhile, the Company continues to adhere thoroughly to our guiding principle of "striving for further success in the new millennium through system integration, mechanism innovation, upgrade of core competitiveness and commitment to consolidation and improvement for market dominance". We aim at further perfecting the integrated utilization of resources, so that we together with our subsidiaries are able to achieve synergy and scale of economy and ultimately increase the level of profits.

shares of the Company.

The 2001 Annual General Meeting of the Company authorized the Board of Directors to further issue H shares not exceeding 10% of the aggregate nominal value of the issued H shares. As at the date of publication of this report, the Company did not exercise such authority.

7. Subsequent Events

(1) In July 2002, a management contract (「委托經營管理協議」) was entered into between the Company and Tsingtao Brewery Group Co., Ltd. ("Group Company"), pursuant to which the Company was to manage the 90% of shareholdings of Tsingtao Brewery (Zhangzhou) Company Limited ("Zhangzhou Company") currently held by the Group Company. The Group Company undertook in the contract that it shall, upon request of the Company, transfer all the 90% of shareholding of Zhangzhou Company it held to the Company or other designated companies at a price not higher than the original investment of RMB63 million.

Zhangzhou Company was established by the Group Company and 市國有資產投資經營有限公司 (「國投公司」) in July, 2001, and the registered capital was RMB70 million, out of which the Company shall inject RMB63 million, representing 90% of registered capital. An asset transfer agreement (「資產轉讓協議」) was entered into between Zhangzhou Company and Zhangzhou State Owned Assets Investment Operations Company Limited (「ZHTIC」) in July 2001, pursuant to which, Fujian Jiuzhou Yingxue Brewery Group Co., Ltd. and the operating assets relating beer production (including factory, land use right and other machinery and equipment, with an estimated value of RMB89,430,000) that are owned by ZHTIC shall be transferred to Zhangzhou Company at a price of RMB70 million. The annual beer production capacity for Zhangzhou Company is 80,000 tonnes. By the end of June 2002, Zhangzhou Company has been engaged in the renovation works and pre-production preparation.

(2) On 30th July, 2002, the Company announced that it has entered an agreement with A-B on 30th July, 2002 for an exclusive negotiation agreement to form a strategic alliance. It is hoped that such strategic alliance may help to pool together the resources of the Company and A-B to support the Company's continual growth and to maintain a leading position in the PRC's beer industry, so as to raise the competitiveness of the Company and the profitability. Both parties are now having discussion on the form and the terms of such strategic relationship, and the Company wish to reach an agreement in relation to strategic alliance as soon as possible.

(IV) NO CHANGES OF EQUITY OF THE COMPANY OCCURRED DURING THE REPORTING PERIOD.

(V) INTERESTS OF DIRECTORS AND SUPERVISORS

Neither the Company nor its subsidiaries entered into any arrangement allowing any director, supervisor and chief executive of the Company to profit from any acquisition of shares of the Company.

(VI) CODE OF BEST PRACTICE

The Company complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited during the reporting period.

(VII) AUDIT COMMITTEE

The Board of Directors of the Company established its audit and financial committee which reviewed the 2002 interim report of the Company.

Li Gui Rong
Chairman

Qingdao, the PRC
13th August 2002

The interim report of the Company for the six months ended 30th June 2002 will be published on the website of The Hong Kong Stock Exchange http://www.hkex.com.hk within 21 days following the publication of this announcement.